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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONCORD MILESTONE PLUS, L.P.
                           (Name of Subject Company)

                          CONCORD MILESTONE PLUS, L.P.
                       (Names of Persons Filing Statement)

UNITS CONSISTING OF ONE CLASS A INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE
   CLASS A LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.) AND ONE
     CLASS B INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE CLASS B LIMITED
               PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                LEONARD S. MANDOR
                        C/O CONCORD MILESTONE PLUS, L.P.
                       200 CONGRESS PARK DRIVE, SUITE 205
                           DELRAY BEACH, FLORIDA 33445
                                  (561)394-9260

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                         [ ]                      Check the box if the filing
                                                  relates solely to preliminary
                                                  communications made before the
                                                  commencement of a tender
                                                  offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address

      The name of the subject company is Concord Milestone Plus, L.P., a
Delaware limited partnership (the "Partnership"). The address of the principal executive office of the Partnership is 200 Congress Park Drive, Suite 205,
Delray Beach, Florida 33445, and its telephone number is (561) 394-9260.

(b) Securities

      The subject classes of securities are: (a) Class A Interests ("Class A
Interests"), each of which represents an assignment of one Class A Limited
Partnership Interest in the Partnership by CMP Beneficial Corp., and (b) Class B
Interests ("Class B Interests"), each of which represents an assignment of one
Class B Limited Partnership Interest in the Partnership by CMP Beneficial Corp.
As of November 1, 2006, there were 1,518,800 Class A Interests and 2,111,072
Class B Interests outstanding. The subject tender offer is to purchase units
(each, an "Equity Unit"), each of which consists of one Class A Interest and one
Class B Interest.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

      The Partnership is the filing person, and its name and address are set forth in Item 1 above.

(b) Tender Offer

      On November 16, 2006, the Partnership received a letter from CMG Partners,
LLC (the "Purchaser"), offering to purchase up to 4.9% of the outstanding Equity
Units for a purchase price of $6.30 per Equity Unit (the "Tender Offer"). It appears that the Tender Offer is intended to be a "mini-tender offer," which is a tender offer structured to result in ownership of not more than five percent of a class of securities to avoid the filing, disclosure and procedural requirements of Section 14(d) of the Securities Exchange Act of 1934. The
Purchaser has made no filings with the Securities and Exchange Commission (the
"SEC") relating to the Tender Offer, and the Partnership does not know how widely the Purchaser may have disseminated the Tender Offer. The address of the
Purchaser is 999 3rd Avenue, Suite 3800, Seattle, WA 98104, and its telephone number is (206) 694-4530.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      The Partnership and Milestone Property Management, Inc. ("MPMI"), are
parties to a management agreement pursuant to which MPMI provides property management services to the Partnership. MPMI is an affiliate of the
Partnership's general partner, CM Plus Corporation (the "General Partner"). The
Partnership paid or accrued $116,049.69 during the nine-month period that ended
September 30, 2006 to MPMI for property management fees incurred during that

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period. The Partnership paid or accrued $155,593 and $149,372 during the fiscal years ended December 31, 2005 and December 31, 2004, respectively, to MPMI for property management fees incurred during those fiscal years. Pursuant to the management agreement between the Partnership and MPMI, property management fees are equal to a percentage of gross revenues not to exceed 5 percent for multiple tenant properties for which MPMI performs leasing services and 3 percent for multiple tenant properties for which MPMI does not perform leasing services. The management fees are 3 percent for the Partnership's shopping center in Searcy,
Arkansas, 4 percent for the Partnership's shopping center in Valencia,
California, and 5 percent for the Partnership's shopping center in Green Valley,
Arizona (the "Properties"). The management fee for any Property may not exceed competitive fees for comparable services reasonably available to the Partnership in the same geographic area as the Property in question.

      Milestone Properties, Inc. ("MPI"), the parent of the General Partner, provides certain administrative services to the Partnership pursuant to an administrative services agreement between MPI and the Partnership. Pursuant to that agreement, the Partnership reimburses MPI for administrative services provided to the Partnership, such as payroll, accounting, investor services and supplies. The Partnership paid or accrued $61,650 during the nine-month period that ended September 30, 2006 to MPI for administrative services rendered to the
Partnership during that period. The Partnership paid or accrued $79,818 and
$72,319 during the fiscal years ended December 31, 2005 and December 31, 2004, respectively, to MPI for administrative services rendered to the Partnership in those fiscal years.

      There are no agreements, arrangements or understandings, or to the
Partnership's knowledge, any actual or potential conflicts of interest, between the Partnership and its affiliates, on the one hand, and the Purchaser or its executive officers, directors or affiliates, on the other. To the best of the
General Partner's knowledge, as of November 16, 2006, the Purchaser was the registered owner of 34,180 Equity Units.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      (a) Recommendation of the Partnership.

      The Partnership is expressing no opinion as to whether the holders of
Class A Interests and Class B Interests should accept or reject the Tender
Offer, and is remaining neutral as to the Tender Offer.

      (b) Reasons.

      The Partnership and the General Partner have decided to remain neutral as to whether the holders of the Class A Interests and Class B Interests accept or reject the Tender Offer. Based on available information, for the following reasons neither the Partnership nor the General Partner is in a position to recommend that the holders of the Class A and Class B Interests accept or reject the Tender Offer:

      o   Even though the Partnership and the General Partner believe that the
          $6.30 per Equity Unit price being offered by the Purchaser could be lower than the amount that the holders of the

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          Class A and Class B Interests would receive upon a sale of all of the
          Partnership's assets and a liquidation of the Partnership, such price is above the range of prices that, to the best of the General
          Partner's knowledge, Equity Units have traded for during the past 12 months. There is no assurance of how much money on a per Equity Unit basis the Partnership would realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to the Purchaser at the offered price and obtain immediate liquidity at a fixed price, while others may prefer to continue to hold their interests in the Partnership in the hopes of realizing a greater return at some indefinite time in the future.

      o   Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets and the General Partner has no intention of using Partnership funds to obtain appraisals or other expert opinions as to the current valuation of the Partnership's assets.

      o   Except to the extent that the Purchaser has made at least one previous
          "mini-tender offer" and is currently an Equity Unit holder, the
          Partnership has no prior relationship with or knowledge of the
          Purchaser and, therefore, it has no basis on which to assess whether the Purchaser would, if it does ultimately acquire a substantial percentage of the outstanding Class A Interests and Class B Interests, exercise its voting rights in a manner which will be beneficial or harmful to the Partnership.

      In making a decision whether to sell to the Purchasers, interest holders should consider the information set forth below.

      In its Tender Offer, the Purchaser stated that "the most recent sales" of
Equity Units have averaged approximately $5.85 per Equity Unit, but since the time period during which such sales have taken place was not specified, the
General Partner and the Partnership are unable to confirm such statement. The
General Partner and the Partnership note that since December 31, 2005, transfers for 116,288 Class A Interests and 116,828 Class B Interests have been processed, at prices ranging between $3.50 and $6.10 per Equity Unity. In addition, the
Partnership has received but not yet processed additional transfers of Equity
Units with prices as high as $6.25 per Equity Unit arising out of a prior unrelated tender offer by different parties.

      The Purchaser is offering $6.30 for each Equity Unit. In its Tender Offer, the Purchaser stated that "the general partner projects that the Partnership's units have an appraised value ranging between $6.16 and $14.48, assuming the partnership's assets are sold." That statement is incorrect. As stated above, neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets. The Partnership did report such a range of values in a
Schedule 14D-9 sent to holders of Equity Units on September 12, 2006, in response to an earlier, unrelated tender offer, but such range of values was not based on appraisals. Rather, it was provided to illustrate the effect of variations in one of the factors (the capitalization rate) in a formula employed by the bidders in that earlier tender offer to estimate the net asset value of each Equity Unit.

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      The actual per-unit net asset value of the Partnership at any time depends on a number of factors, including the market value of the Partnership's assets at such time and the costs that would be incurred by the Partnership in connection with a sale of its assets. In this regard, on November 21, 2006, the
Partnership signed a contract for the sale of the Green Valley Property to a third party for $12,950,000, subject to a 90-day due diligence period and other closing conditions. If the sale of the Green Valley Property were to be consummated at the contract price, the General Partner believes that the net asset value of the Partnership would be substantially in excess of $6.30 per
Equity Unit, based on the net operating income of the Partnership's other properties. Employing the same methodology used in the Schedule 14D-9 sent to holders of Equity Units on September 12, 2006, applying capitalization rates of between 11% and 7% for the Searcy and Valencia properties and using the contract price for the Green Valley Property, the General Partner estimates that the net asset value of the Partnership is between $9.85 and $15.60 per Equity Unit.
HOWEVER, THERE IS NO ASSURANCE OF HOW MUCH MONEY ON A PER EQUITY UNIT BASIS THE
PARTNERSHIP WOULD REALIZE IN THE FUTURE FROM THE SALE, FINANCING OR OPERATION OF
THE PARTNERSHIP'S ASSETS, OR WHEN ANY SUCH AMOUNTS WOULD BE REALIZED AND
DISTRIBUTED TO THE HOLDERS OF INTERESTS IN THE PARTNERSHIP.

      If the Green Valley Property is sold pursuant to the existing contract, then the Partnership would apply a portion of the sales proceeds to pay closing costs and the mortgage on the Green Valley Property, and it may use the balance of the sales proceeds to pay a portion of the mortgages on the Partnership's other properties, increase its working capital reserves and/or make a distribution to the holders of Equity Units. HOWEVER, THERE IS NO ASSURANCE THAT
THE SALE OF THE GREEN VALLEY PROPERTY WILL BE CONSUMMATED AS CONTEMPLATED BY THE
CONTRACT. Further, it is unlikely that such sale will be consummated before the expiration of the Tender Offer.

      The Partnership has not made any efforts to market the Searcy and Valencia properties, and is not currently engaged in any negotiations to sell those properties.

      On November 15, 2006, the Partnership made a cash distribution equal to
$0.0326 per Class A Interest to the holders of Class A Interests as of September
30, 2006. Pursuant to the terms of the Tender Offer, the Purchaser will be entitled to receive all distributions made on or after October 1, 2006 attributable to any Equity Units transferred to the Purchaser.

      (c) Intent to Tender.

      To the knowledge of the Partnership, after reasonable inquiry, neither the
General Partner nor any affiliates, executive officers or directors of the
General Partner or the Partnership currently intends to tender any interests in the Partnership owned or held by such person.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Neither the Partnership nor anyone acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations in connection with the Tender Offer.

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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Neither the Partnership, the General Partner nor any of their officers, directors, affiliates or subsidiaries has engaged in any transaction in Class A
Interests or Class B Interests during the past 60 days.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      The Partnership is not undertaking or engaged in any negotiations in response to the Tender Offer.

ITEM 8. ADDITIONAL INFORMATION.

      Section 13.3 of the Partnership Agreement requires the surrender to the
Partnership or its transfer agent of Certificates of Beneficial Interest representing the Class A Interests and Class B Interests to be transferred duly endorsed and with signature guaranteed. No transfers of interests in the
Partnership will be recognized by the Partnership unless duly endorsed certificates are delivered with the necessary signature guarantees.
Additionally, pursuant to Section 13.3 of the Partnership Agreement, the General
Partner has established procedures to effect transfers of both Class A and Class
B Interests. Such procedures include, where applicable, but are not limited to, the parties to the transfer providing the Partnership with properly completed
Assignment Forms for Class A Interests and for Class B Interests; an original death certificate and Letters of Administration and/or Testamentary dated by the appropriate Court within the prior six months (in the case of a transfer by an estate); a Certified Copy of any Trust Agreement; an Affidavit of Domicile; the
approval from the State of California, Department of Corporations for consent to transfer securities pursuant to Section 25151 for transfer from one California resident to another; and a transfer fee currently equal to $35.00 per transaction.

      Investors are urged to review additional information regarding the SEC's regulatory concerns about mini-tender offers, including a list of "Tips for
Investors," available on the SEC's web site at
http://www.sec.gov/investor/pubs/minitend.htm.

ITEM 9. EXHIBITS.

Exhibit 99(a)(2)(i)         Transmittal Letter from the Partnership dated
                            November 30,

2006 Exhibit 99(e)(1)       Property Management Agreement, by and between the
                            Partnership and Concord Assets Management, Inc.,
                            dated as of August 20, 1987, as amended January 22,
                            1988 and April 1988*

Exhibit 99(e)(2)            Administrative Services Agreement, by and between
                            the Partnership and Milestone Properties, Inc.,
                            dated as of March 1, 2005*

* Incorporated by reference from the Company's Schedule 14D-9 filed with the SEC on May 10, 2005.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              /S/ Leonard S. Mandor
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                                   (Signature)

                 Leonard S. Mandor, President of General Partner
            --------------------------------------------------------
                                (Name and title)

                                November 30, 2006
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                                     (Date)

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